3/11/03

03014514

SECU[illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36868

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST CITIZENS FINANCIAL PLUS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 MASONIC ST
(No. and Street)

DYERSBURG (City) TENNESSEE (State) 38024 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 1 3 2003 DIVISION OF MARKET REGULATION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. THOMAS HOPPER 731 [illegible] 8880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARMICHAEL DUNN CRESWELL & SPARKS PLLC
(Name – *if individual, state last, first, middle name*)

185 N CHURCH ST (Address) DYERSBURG (City) TENNESSEE (State) 38024 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 3 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. THOMAS HOPPER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST CITIZENS FINANCIAL PLUS, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public
My Commission Expires Mar. 1, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARMICHAEL, DUNN, CRESWELL & SPARKS PLLC

Certified Public Accountants

185 N. Church Avenue
Post Office Box 574
Dyersburg, TN
38025-0574
731-285-7900 phone
731-285-6221 fax
http://www.cpainfo.net

American Institute of Certified Public Accountants
Tennessee Society of Certified Public Accountants
Private Companies Practice Section - AICPA
SEC Practice Section – AICPA

Dyersburg, Tennessee
Alamo, Tennessee
Fulton, Kentucky
Henderson, Tennessee
McKenzie, Tennessee
Paris, Tennessee
Jackson, Tennessee
Trenton, Tennessee
Union City, Tennessee

January 18, 2003

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

Members of the Board:

We have recently completed our annual audit of the financial statements of First Citizens Financial Plus, Inc., for the year ended December 31, 2002, and we have submitted our report of that examination. During our audit, we reviewed general operations and internal controls in effect. We have concluded that internal controls are adequate for the protection of the Company's assets and to insure the accurate recording of its transactions.We did note the following matters for your attention. The minutes of the shareholder meeting provided to us were not signed by the Chairman or the secretary. The minutes of the Board of Directors were not signed by the chairman. We also noted no approval in the minutes or the records of a transaction concerning a payment for a lawsuit regarding an employment contract. We recommend that transactions out of the ordinary course of business be approved by the board and that approval be documented. We also recommend that the cash deposits be placed in an insured account.

We appreciate the cooperation of bank personnel during our engagement, and we look forward to serving you again in the future.

Carmichael, Dunn, Creswell & Sparks PLLC

FIRST CITIZENS FINANCIAL PLUS, INC.

FINANCIAL STATEMENTS

December 31, 2002 and 2001

FIRST CITIZENS FINANCIAL PLUS, INC.

TABLE OF CONTENTS

CARMICHAEL, DUNN, CRESWELL & SPARKS PLLC

Certified Public Accountants

185 N. Church Avenue
Post Office Box 574
Dyersburg, TN
38025-0574
731-285-7900 phone
731-285-6221 fax
http://www.cpainfo.net

American Institute of Certified Public Accountants
Tennessee Society of Certified Public Accountants
Private Companies Practice Section - AICPA
SEC Practice Section - AICPA

Dyersburg, Tennessee
Alamo, Tennessee
Fulton, Kentucky
Henderson, Tennessee
McKenzie, Tennessee
Paris, Tennessee
Jackson, Tennessee
Trenton, Tennessee
Union City, Tennessee

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

We have audited the accompanying balance sheets of First Citizens Financial Plus, Inc., as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Financial Plus, Inc., as of December 31, 2002 and 2001, the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the Statement of Changes in Liabilities and the Supplementary Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dyersburg, Tennessee
January 18, 2003

Carmichael, Dunn, Creswell & Sparks PLLC

FIRST CITIZENS FINANCIAL PLUS, INC.
BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
ASSETS		
Current Assets		
Cash in bank	$ 501,419	$ 526,437
Prepaid expense	40,625	$ 21,190
Commissions receivable	9,930	9,189
Total Current Assets	551,974	556,816
Fixed Assets		
Furniture and equipment	29,040	41,162
TOTAL ASSETS	**$ 581,014**	**$ 597,978**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Taxes payable	$ 4,188	$
Accrued rent	15,384	15,384
Accrued commissions	8,675	
Other liabilities	28,052	20,713
Total Current Liabilities	56,299	36,097
Stockholders' Equity		
Capital stock, $250 par value - 1,000 shares authorized; 807 shares issued and outstanding in 2002 and 2001	201,750	201,750
Additional paid-in capital	280,000	280,000
Retained earnings	42,965	80,131
Total Stockholders' Equity	524,715	561,881
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 581,014**	**$ 597,978**

See accompanying notes to the financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2002 and 2001

	2002	2001
Income		
Commissions earned	$ 890,628	$ 760,316
Interest income	5,104	19,920
Total Income	895,732	780,236
Expenses		
Regulatory costs	11,492	16,695
Advertising	44,065	23,186
Commissions	263,808	223,229
Salaries and employee benefits	298,103	245,218
Fees	8,185	413
Telephone expenses	14,581	13,981
Affiliation fees	67,699	55,069
Bonding insurance	1,316	
Computer services	9,007	5,875
Professional services	4,170	3,073
Rent	15,384	15,384
Repair and maintenance	11,901	11,291
Travel and seminars	6,979	3,558
Dues and subscriptions	3,171	3,691
Freight	2,787	2,024
Supplies	8,441	8,480
Depreciation	12,122	11,854
Postage	7,546	8,817
Utilities	6,185	7,138
Other expenses	12,317	13,518
Total Expenses	809,259	672,494
Net income before income taxes	86,473	107,742
Provision for income tax expense	23,639	32,951
Net Income	**$ 62,834**	**$ 74,791**
Earnings per share	**$ 77.86**	**$ 92.68**
Weighted average shares outstanding	**807**	**807**

See accompanying notes to the financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2002 and 2001

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance - January 1, 2001	$ 201,750	$ 280,000	$ 5,340	$ 487,090
Comprehensive income				
Net income			74,791	74,791
Dividends paid				
Balance - December 31, 2001	201,750	280,000	80,131	561,881
Comprehensive income				
Net income			62,834	62,834
Dividends paid			(100,000)	(100,000)
Balance - December 31, 2002	**$ 201,750**	**$ 280,000**	**$ 42,965**	**$ 524,715**

See accompanying notes to the financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

	2002	2001
Operating Activities		
Net income	$ 62,834	$ 74,791
Adjustments to reconcile net income to net cash used by operating activities:		
Provision for depreciation	12,122	11,854
Increase in prepaid expenses	(19,435)	(21,190)
Increase (decrease) in current liabilities	20,202	(5,572)
Decrease (increase) in commissions receivable	(741)	(385)
NET CASH PROVIDED BY OPERATING ACTIVITIES	74,982	59,498
Investing Activities		
Purchase of fixed assets		(5,758)
NET CASH USED BY INVESTING ACTIVITIES		(5,758)
Financing Activities		
Cash dividends paid	(100,000)	
NET CASH USED BY FINANCING ACTIVITIES	(100,000)	
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(25,018)	53,740
Cash and cash equivalents at beginning of year	526,437	472,697
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 501,419**	**$ 526,437**
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Income taxes	**$ 2,710**	**$ 39,692**

See accompanying notes to the financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Note 1 - Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of First Citizens Financial Plus, Inc., conform to generally accepted accounting principles and are summarized as follows:

Organization

The Corporation was chartered on January 28, 1985, in the State of Tennessee as a wholly owned subsidiary of First Citizens National Bank, Dyersburg, Tennessee. The Corporation began operations on June 3, 1985.

Nature of Operations

The Corporation provides securities, brokerage services, and investment advice to customers, primarily located in the West Tennessee area.

Basis of Accounting

The financial statements of the Corporation are presented using the accrual basis of accounting.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in bank and money market savings.

Fixed Assets

Fixed assets of the Corporation are recorded at cost and are depreciated over their estimated useful lives utilizing the straight-line method.

Advertising Costs

Advertising costs are expensed as incurred.

Note 2 - Income Taxes

First Citizens Financial Plus, Inc., files consolidated federal and state corporation income tax returns with its parent company and records as provision for income tax its proportionate share of the consolidated taxes.

As of December 31, 2002, the financial statement and tax basis of assets and liabilities of First Citizens Financial Plus, Inc., are the same, and as a result, no deferred tax assets or liabilities exist.

FIRST CITIZENS FINANCIAL PLUS, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2002 and 2001

Note 3 - Fixed Assets

Fixed assets used in the ordinary course of business are summarized as follows:

	2002	2001
Furniture and equipment	$ 91,903	$ 91,903
Less: accumulated depreciation	62,863	50,741
	$ 29,040	$ 41,162

Note 4 - Broker/Dealer

In late December, 1988, First Citizens Financial Plus, Inc., was accepted as a member with the National Association of Securities Dealers (NASD) and was granted registration as a broker/dealer with the State of Tennessee.

Note 5 - Securities Information Center

As required by the Securities Exchange Commission Act of 1934, under Rule X-17-F-la, First Citizens Financial Plus, Inc., is registered with the Securities Information Center. As of December 31, 2002, the Corporation is in good standing with the Securities Information Center.

Note 6 - Employee Stock Ownership Plan

The employees of First Citizens Financial Plus, Inc., participate in the Employee Stock Ownership Plan and 401K Plan sponsored by the parent company, First Citizens National Bank. The contributions for the years ended December 31, 2002 and 2001 were $36,738 and $29,840, respectively.

Note 7-Significant Concentrations of Credit Risk

As of December 31, 2002, First Citizens Financial Plus, Inc. had deposits in the amount of $501,419 that were not insured.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATE TO GENERAL CREDITORS
December 31, 2002 and 2001

	2002	2001
Total Liabilities	$ 56,299	$ 36,097
Liabilities Subordinate to General Creditors	$	

See independent auditors' report.

FIRST CITIZENS FINANCIAL PLUS, INC.
SUPPLEMENTARY INFORMATION
December 31, 2002 and 2001

	2001	2001
Computation of Net Capital Requirement pursuant to Rule 15c3-1 of the Securities Exchange Commission Act of 1934 for Investment Advisory		
Net Capital		
Total Stockholders' Equity	$ 524,715	$ 561,881
Net Capital Requirement - Greater of $50,000 or 6.23% of aggregate indebtedness	50,000	50,000
Excess Net Capital	**$ 474,715**	**$ 511,881**
Aggregate Indebtedness		
Accrued liabilities	$ 56,299	$ 36,097
Total Indebtedness	**$ 56,299**	**$ 36,097**
Computation of Net Capital Requirement pursuant to Rule 15c3-1 of the Securities Exchange Commission Act of 1934 for Broker/Dealer - Note 4		
Net Capital		
Total Stockholders' Equity	$ 524,715	$ 561,881
Less: adjustment for non-allowable items:		
Other assets	50,555	9,469
Furniture and fixtures	29,040	41,162
Haircuts on securities	8,571	8,937
Net Capital	436,549	502,313
Net Capital Requirement - Greater of $50,000 or 6.23% of aggregate indebtedness	50,000	50,000
Excess Net Capital	**$ 386,549**	**$ 452,313**
Reconciliation of Net Capital as reported on unaudited FOCUS Part II A Filing and Net Capital as shown above:		
Net capital per Part II A Filing	$ 436,949	$ 500,722
Net Capital	**$ 436,949**	**$ 500,722**
Aggregate Indebtedness		
Accrued liabilities	**$ 56,299**	**$ 36,097**
Ratio: Aggregate Indebtedness/Net Capital	13.00%	7.21%

See independent auditors' report.

CARMICHAEL, DUNN, CRESWELL & SPARKS PLLC

Certified Public Accountants

185 N. Church Avenue
Post Office Box 574
Dyersburg, TN
38025-0574
731-285-7900 phone
731-285-6221 fax
http://www.cpainfo.net

American Institute of Certified Public Accountants
Tennessee Society of Certified Public Accountants
Private Companies Practice Section – AICPA
SEC Practice Section – AICPA

Dyersburg, Tennessee
Alamo, Tennessee
Fulton, Kentucky
Henderson, Tennessee
McKenzie, Tennessee
Paris, Tennessee
Jackson, Tennessee
Trenton, Tennessee
Union City, Tennessee

REPORT ON INTERNAL CONTROL

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

We have audited the financial statements of First Citizens Financial Plus, Inc., for the year ended December 31, 2002 and 2001, and have issued our report thereon dated January 18, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of First Citizens Financial Plus, Inc., taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Dyersburg, Tennessee
January 18, 2003

Carmichael, Dunn, Creswell & Sparks PLLC